National Health Partners, Inc.
                          120 Gibraltar Road, Suite 107
                                Horsham, PA 19044

                                  April 5, 2012

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attention: James Lopez, Legal Branch Chief
           Edwin Kim, Esq.

Re:        National Health Partners, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2010
           Filed March 31, 2011
           File No. 000-51731

Dear Madam or Sir:

     This letter is in response to your letter to me of March 21, 2012, regarding the above referenced matter ("Comment Letter"). Our responses to the Staff's comments follow.

GENERAL

1. WE NOTE YOUR RESPONSES TO COMMENT 1 OF OUR LETTER DATED FEBRUARY 2, 201 REGARDING YOUR PROPOSED RISK FACTOR DISCLOSURE CONCERNING YOUR APPARENT FAILURE TO HOLD ANNUAL MEETINGS REQUIRED BY INDIANA LAW. IN ORDER TO PROVIDE CONTEXT FOR INVESTORS, PLEASE CONFIRM THAT YOUR NEXT PERIODIC REPORT WILL DISCLOSE WHEN YOU LAST HELD AN ANNUAL MEETING AND DIRECTOR ELECTIONS, AS WELL AS A STATEMENT INDICATING WHETHER YOU INTEND TO HOLD SUCH MEETINGS AND ELECTIONS IN THE CURRENT YEAR AND FUTURE YEARS. YOU MAY PROVIDE DRAFT DISCLOSURE IN A SUPPLEMENTAL LETTER.

Response:

     In order to provide context for the subject risk factor for investors, we confirm that our next periodic report (Form 10-K Annual Report for the Fiscal Year Ended December 31, 2011) will disclose when we last held an annual meeting and director elections, as well as a statement indicating whether we intend to hold such meetings and elections in the current year and future years. We filed a Form 12b-25 Notice of Extension for our Form 10-K that was due on March 30, 2012. We are currently undergoing an audit of our 2011 FYE financial statements and are in the process of preparing our form 10-K, which we intend to file in accordance with our Form 12b-25.

We acknowledge that:

     * the Company is responsible for the adequacy and accuracy of the disclosure in these filings;

     * staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings;

     * the Company may not assert staff comments as a defense in any proceeding initiated by the Commission from taking any action with respect to the filings; and

     * the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please address any further comments to our attorney, David E. Wise, Esq. Mr. Wise's contact information is set forth below:

                          Law Offices of David E. Wise
                                 Attorney at Law
                                  The Colonnade
                           9901 IH-10 West, Suite 800
                            San Antonio, Texas 78230
                            Telephone: (210) 558-2858
                            Facsimile: (210) 579-1775
                           Email: wiselaw@verizon.net

National Health Partners, Inc.


By: /s/ David M. Daniels
    -----------------------------------
    David M. Daniels
    Chief Executive Officer

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